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SEC FILE NUMBER
8-67840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercam Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1220 Brickell Ave Suite 200
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Everardo Vidaurri	305-377-8008	intercam@thefinop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossing & Co P.A.
(Name – if individual, state last, first, and middle name)

3310 Mary Street Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercam Securities, Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TIFFANY NEALON
MY COMMISSION # HH 077757
EXPIRES: April 5, 2025
Bonded Thru Notary Public Underwriters

Signature: ______________________

Title:
Chief Executive Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERCAM SECURITIES, INC

(SEC I.D. No. 8-67840)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2023, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Intercam Securities, Inc.

Statement of Financial Condition

DECEMBER 31, 2023

INTERCAM SECURITIES, INC

C O N T E N T S

KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Intercam Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Intercam Securities, Inc.'s management. Our responsibility is to express an opinion on Intercam Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intercam Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Intercam Securities, Inc.'s auditor since 2009.

Miami, Florida
February 28, 2024

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
CASH AND CASH EQUIVALENTS	$	1,199,294
COMMISSIONS RECEIVABLE		23,924
MUTUAL FUND FEES RECEIVABLE		244,349
CLEARING FIRM DEPOSIT, RESTRICTED CASH		100,000
OTHER ASSETS		91,606
SECURITY DEPOSIT		63,942
RIGHT OF USE ASSET		2,807,912
PROPERTY AND EQUIPMENT, NET		92,752
	$	4,623,779
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	528,946
Accounts payable and accrued liabilities		119,303
Bonus payable		156,575
Lease liability		2,958,493
Total liabilities		3,763,317
CONTINGENCIES		
STOCKHOLDER'S EQUITY		860,462
	$	4,623,779

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the "Company") incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is registered in the States of Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, New Jersey, New York, Oklahoma, South Dakota, Texas, Utah, Virginia, and Wyoming. In 2023 the Firm registered in the State of Oregon. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also buys and sells equities, mutual funds, corporate debt, U.S. Government bonds, put and call options, private placement securities including non-traded Real Estate Investment Trusts (REITS), and variable life insurance or annuities for its customers, primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting.

The Company is a wholly owned subsidiary of Intercam Holdings, Inc. incorporated in the State of Florida. Intercam Holdings, Inc. ("Parent"), is wholly owned by Grupo Intercam, S.A. de C.V., which is domiciled in Mexico.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. At December 31, 2023 the Company's uninsured cash balance approximated $233,000. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Clearing Firm Deposit, Restricted Cash

Clearing firm deposit, restricted cash consists of contractually restricted account balances held at the Company's clearing broker.

Commissions Receivable

Commissions receivable primarily represent transactions for which the stated settlement dates have not been reached and commission earned on foreign currency exchange transactions and are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2023. The opening balance in this account as of January 1, 2023, was $13,514 and had no allowance for credit losses.

Mutual Funds Receivable

Mutual fund fees receivable represents 12b-1 and retrocession fees earned by the Company for providing certain ongoing distribution and marketing support services from mutual fund companies for products which are held by the Company's clients and are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The fees are generally based on the average daily market value of client assets held in a company's mutual fund and are accrued using management's best estimate based on prior quarterly fees received. It is the Company's policy to review, as necessary, the credit standing of the counterparties, and the Company has had no historical experience of credit loss. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2023. The opening balance in this account as of January 1, 2023 was $231,475 and had no allowance for credit losses.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company classifies its revenues into the following categories:

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Riskless Principal Transactions. The Company buys and sells securities on behalf of its customers through riskless principal transactions, resulting in little to no market risk to the Company. Each time customers enter into a buy or sell transaction; the Company charges a markup or markdown and earns a fee. Principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or Markdown, fees, and related clearing expenses are recorded on a trade-date basis.

Mutual Fund Fees. The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients. In general, these fees are in the form of l2b-l payments and retrocession fees. These fees are generally based on the average daily market value of client assets held in a company's mutual fund. The fees are paid monthly or quarterly.

The Company believes that its performance obligation is the sale of securities to investors, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 2 thru 7 years or the term of the lease for leasehold improvements.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding right of use ("ROU") asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These variable costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and lease liabilities, the Company uses its incremental borrowing rate based on the information available as of the lease commencement date. Lease cost for lease payments is recorded on a straight-line basis over the lease term.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method, whereby, deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax assets considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 consisted of the following:

Furniture and fixtures	$	88,765
Office equipment		140,521
Leasehold improvements		53,311
		282,597
Less: Accumulated depreciation and amortization		(189,845)
	$	92,752

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2023, the Company's "Net Capital" was $367,087, which exceeded the requirements by $303,393, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.60 to 1.

NOTE 4. LEASES

Operating Leases

The Company is obligated under two non-cancelable operating leases for their office facilities in Miami, Fl. The leases expire on January 31, 2024 and April 31, 2031. The leases are secured by non-interest-bearing security deposits totaling $63,942. The leases provide for increase in future minimum annual rent payments based on defined increases in the lease agreements and requires the Company to pay its share of real estate taxes, insurance, and shared common area maintenance.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liability as of December 31, 2023:

2024	$	341,826
2025		531,918
2026		547,876
2027		564,328
2028		581,279
Thereafter		1,430,737
Total minimum lease payments		3,997,964
Less Imputed interest		(1,039,471)
Present Value of the lease liabilities	$	2,958,493

Operating lease term and discount rate

Remaining lease term (years)	7.29
Discount rate	8.06%

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2023, cash and cash equivalents of $716,815, clearing firm deposit restricted cash of $100,000, and commission receivables of $23,924 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully, losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing firm and the Company seek to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing firm monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. In addition, the Company reviews margin levels on an as needed basis.

NOTE 6. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Effective April 1, 2023, the Company amended an existing expense sharing agreement with Intercam Advisors, Inc. ("Advisors"). Advisors is related to the Company by virtue of common ownership. Advisors agreed to reimburse the Company certain rents, salaries, employee expenses, communication and office expenses, market data and dues and subscriptions

Effective April 1, 2023, the Company amended an existing expense sharing agreement with Intercam Futures, Inc (“Futures”). Futures is related the Company by virtue of common ownership. Futures agreed to reimburse the Company certain rents, and salaries.

In June 2019, the Parent entered into an agreement for a digital wealth advisor platform. The Company and Advisors benefit from this platform and reimburse the Parent based on their allocated usage of the product. As of December 31, 2023, the Company reported $25,212 of prepaid platform fees are reflected as a component of other assets on the statement of financial condition.

NOTE 7. INCOME TAXES

The Company files a consolidated federal income tax return, and combined Florida tax returns with its Parent, and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2023 approximates $700,000 and results primarily from net operating loss carry-forwards, which have been offset by a valuation allowance of the same amount. The Company has net operating loss carry-forward of approximately $2,492,000 available to apply against future taxable income through 2037. The Company has approximately $268,000 of net operating loss carryforwards from 2018 through 2023 which do not expire. However, their utilization is limited to 80% of the taxable income. Both the deferred tax assets and valuation allowance decreased by approximately $13,000 during the year ended December 31, 2023, due primarily to temporary tax differences.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k)-profit sharing plan ("the Plan") that covers substantially all full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan.

NOTE 9. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2024, which is the date this financial statement was issued.